SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    *)

ShangPharma Corporation

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

81943P104(**)

(CUSIP Number)

Michael Xin Hui No. 5 Building, 998 Halei Road Zhangjiang Hi-Tech Park, Pudong New Area Shanghai, 201203, China (86 21) 5132 0088

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(**)	This CUSIP number applies to the Issuer’s American Depositary shares, each representing eighteen ordinary shares.

CUSIP No. 81943P104	13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS Michael Xin Hui
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 220,445,844 (See Items 2, 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 220,445,844 (See Items 2, 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,445,844 (See Items 2, 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 65.3% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	As further described in Items 2 and 4, the Reporting Persons (as defined below) may be deemed to beneficially own the Issuer’s Ordinary Shares (as defined below) beneficially owned by the TPG Entities (as defined below) pursuant to the Consortium Agreement (as defined below).
**	The calculation is based on 336,645,575 Ordinary Shares of the Issuer outstanding as of March 31, 2012 based on the Issuer’s form 6-K filing on May 21, 2012.

CUSIP No. 81943P104	13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 220,445,844 (See Items 2, 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 220,445,844 (See Items 2, 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,445,844 (See Items 2, 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 65.3% (See Item 5)**
14	TYPE OF REPORTING PERSON OO

*	As further described in Items 2 and 4, the Reporting Persons (as defined below) may be deemed to beneficially own the Issuer’s Ordinary Shares (as defined below) beneficially owned by the TPG Entities (as defined below) pursuant to the Consortium Agreement (as defined below).
**	The calculation is based on 336,645,575 Ordinary Shares of the Issuer outstanding as of March 31, 2012 based on the Issuer’s form 6-K filing on May 21, 2012.

CUSIP No. 81943P104	13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS The Hui Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 220,445,844 (See Items 2, 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 220,445,844 (See Items 2, 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,445,844 (See Items 2, 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 65.3% (See Item 5)**
14	TYPE OF REPORTING PERSON OO

*	As further described in Items 2 and 4, the Reporting Persons (as defined below) may be deemed to beneficially own the Issuer’s Ordinary Shares (as defined below) beneficially owned by the TPG Entities (as defined below) pursuant to the Consortium Agreement (as defined below).
**	The calculation is based on 336,645,575 Ordinary Shares of the Issuer outstanding as of March 31, 2012 based on the Issuer’s form 6-K filing on May 21, 2012.

CUSIP No. 81943P104	13D	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS Hui Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 220,445,844 (See Items 2, 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 220,445,844 (See Items 2, 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,445,844 (See Items 2, 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 65.3% (See Item 5)**
14	TYPE OF REPORTING PERSON OO

*	As further described in Items 2 and 4, the Reporting Persons (as defined below) may be deemed to beneficially own the Issuer’s Ordinary Shares (as defined below) beneficially owned by the TPG Entities (as defined below) pursuant to the Consortium Agreement (as defined below).
**	The calculation is based on 336,645,575 Ordinary Shares of the Issuer outstanding as of March 31, 2012 based on the Issuer’s form 6-K filing on May 21, 2012.

CUSIP No. 81943P104	13D	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS ChemPartner Investment Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 220,445,844 (See Items 2, 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 220,445,844 (See Items 2, 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,445,844 (See Items 2, 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 65.3% (See Item 5)**
14	TYPE OF REPORTING PERSON CO

*	As further described in Items 2 and 4, the Reporting Persons (as defined below) may be deemed to beneficially own the Issuer’s Ordinary Shares of the Issuer (as defined below) beneficially owned by the TPG Entities (as defined below) pursuant to the Consortium Agreement (as defined below).
**	The calculation is based on 336,645,575 Ordinary Shares of the Issuer outstanding as of March 31, 2012 based on the Issuer’s form 6-K filing on May 21, 2012.

CUSIP No. 81943P104	13D	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS ChemExplorer Investment Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 220,445,844 (See Items 2, 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 220,445,844 (See Items 2, 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,445,844 (See Items 2, 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 65.3% (See Item 5)**
14	TYPE OF REPORTING PERSON CO

*	As further described in Items 2 and 4, the Reporting Persons (as defined below) may be deemed to beneficially own the Issuer’s Ordinary Shares of the Issuer (as defined below) beneficially owned by the TPG Entities (as defined below) pursuant to the Consortium Agreement (as defined below).
**	The calculation is based on 336,645,575 Ordinary Shares of the Issuer outstanding as of March 31, 2012 based on the Issuer’s form 6-K filing on May 21, 2012.

This Schedule 13D supersedes the Schedule 13G filed by the Reporting Persons (as defined herein) on February 9, 2012.

Item 1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, par value US$0.001 per share, of the Issuer (the “Ordinary Shares”). The principal executive offices of the Issuer are located at No. 5 Building, 998 Halei Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai, 201203, The People’s Republic of China.

Item 2. Identity and Background

(a)-(c) and (f)

This Schedule 13D is being filed jointly by and on behalf of (a) Mr. Michael Xin Hui, (b) The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, (c) The Hui Trust, (d) Hui Family Trust, (e) ChemPartner Investment Holdings Limited and (f) ChemExplorer Investment Holdings Ltd. (each, a “Reporting Person,” and collectively, the “Reporting Persons.”)

Mr. Michael Xin Hui is the chairman of the board of directors and the chief executive officer of the Issuer. Mr. Hui is a citizen of the United States. His principal occupation is as a director and officer of the Issuer. Mr. Hui’s business address is No. 5 Building, 998 Halei Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai, 201203, The People’s Republic of China.

The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust is a trust established in the United States. It owns 9.3% of ChemExplorer Investment Holdings Ltd. It also owns 20% of China Gateway Investment Limited, which owns 97.1% of ChemPartner Investment Holdings Limited. Citicorp Trust, N.A. is the trustee and Mr. Hui is the sole beneficiary of the trust.

The Hui Trust is a trust established in the United States. It owns 1.2% of ChemPartner Investment Holdings Limited and 10.7% of ChemExplorer Investment Holdings Ltd. Citicorp Trust, N.A, is the trustee and Mr. Hui’s family members are the beneficiaries of the trust.

Hui Family Trust is a trust established in the British Virgin Islands. Hui Family Trust owns 100% of Joint Benefit Group Limited, a British Virgin Islands company, which owns 1.7% of ChemPartner Investment Holdings Limited, 80.0% of ChemExplorer Investment Holdings Ltd. and 80.0% of China Gateway Investment Limited. Managecorp Limited of Portcullis TrustNet Chambers is the trustee, and Mr. Hui’s family members are the beneficiaries of Hui Family Trust.

ChemPartner Investment Holdings Limited (“ChemPartner”) is a company incorporated under the laws of the British Virgin Islands. ChemPartner is an investment holding company. It is the record holder of 104,002,993 Ordinary Shares of the Issuer. ChemPartner’s principal business address, which also serves as its principal office, is c/o No. 5 Building, 998 Halei Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai, 201203, The People’s Republic of China. Mr. Hui and Ms. Wenjuan Xiao are directors and officers of ChemPartner. Ms. Xiao is a citizen of The People’s Republic of China. Her principal occupation is as a director of ChemPartner, ChemExplorer Investment Holdings Ltd., China Gateway Investment Limited and Joint Benefit Group Limited. Ms. Xiao’s residential address is Apt. 1602, Building 8, 999 Zaojiabang Road, Shanghai, The People’s Republic of China.

ChemExplorer Investment Holdings Ltd. (“ChemExplorer”) is a company incorporated under the laws of the British Virgin Islands. ChemExplorer is an investment holding company. It is the record holder of 78,308,837 Ordinary Shares of the Issuer. ChemExplorer’s principal business address, which also serves as its principal office, is c/o No. 5 Building, 998 Halei Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai, 201203, The People’s Republic of China. Mr. Hui and Ms. Wenjuan Xiao are directors and officers of ChemExplorer.

As further described in Item 4 below, Mr. Hui, ChemPartner and ChemExplorer (collectively, the “Founder Parties”)have entered into a consortium agreement (the “Consortium Agreement”), dated July 6, 2012, with TPG Star Charisma Limited, a company incorporated in Hong Kong, which directly holds 24,836,549 Ordinary Shares of the Issuer. TPG Biotech II Charisma Limited, a company incorporated in Hong Kong and an affiliate of TPG Star Charisma Limited (collectively, the “TPG Entities”), directly holds 12,397,465 Ordinary Shares of the Issuer. Together, the TPG Entities hold 37,234,014 Ordinary Shares of the Issuer (the “TPG Shares”). As a result of the Consortium Agreement, the Reporting Persons may be deemed to (a) constitute a “group” (within the meaning of Rule 13(d)-5(b) of the Act) with the TPG Entities and (b) beneficially own the 37,234,014 of the Issuer’s Ordinary Shares beneficially owned by the TPG Entities. Each Reporting Person disclaims beneficial ownership of any Ordinary Shares of the Issuer beneficially owned by the TPG Entities or any other person, and does not affirm membership in a “group” (within the meaning of Rule 13(d)-5(b) of the Act) with the TPG Entities or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Reporting Persons, for any or all purposes, beneficially owns any Ordinary Shares of the Issuer beneficially owned by the TPG Entities or any other person or is a member of a group with the TPG Entities or any other person. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

(d)-(e)

During the past five years, none of the Reporting Persons (or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The description of the Consortium Agreement set forth above in this Item 2 does not purport to be complete and is qualified in its entirety by reference to the full text of the Consortium Agreement, which has been filed as Exhibit 3 and is incorporated herein by this reference.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

The Reporting Persons may be deemed to beneficially own the TPG Shares based on the Consortium Agreement. No Ordinary Shares were purchased by the Reporting Persons and thus no funds were used by any of the Reporting Persons for such purpose.

Item 4. Purpose of Transaction

Under the Consortium Agreement, the Founder Parties and TPG Star Charisma Limited have agreed to, among other things, form a consortium to work exclusively with one another to acquire the Issuer (the “Transaction”). In addition, the Founder Parties and TPG Star Charisma Limited have agreed not to (1) make a competing proposal for the acquisition of control of the Issuer; or (2) acquire or dispose of any (i) American depositary shares (“ADS,” each ADS representing 18 Ordinary Shares of the Issuer), (ii) shares of the Issuer or (iii) warrants, options or shares that are convertible into ADSs or Ordinary Shares of the Issuer. Further, the Founder Parties and TPG Star Charisma Limited have agreed to incorporate a holding company under the laws of the Cayman Islands (“Holdco”) and cause Holdco to incorporate a wholly-owned subsidiary of Holdco to be merged with and into the Issuer upon consummation of the Transaction; contribute the Rollover Shares (as defined below) to Holdco; conduct due diligence with respect to the Issuer and its business; engage in discussions with the Issuer regarding the terms of the Proposal (as defined below); negotiate in good faith any amendments to the Proposal; negotiate in good faith the terms of the documentation required to implement the Transaction, including but not limited to the Proposal, a merger agreement, any debt financing documents and a shareholders’ agreement that would, among other things, govern the relationship of the shareholders of Holdco following the consummation of the Transaction; use best efforts to arrange debt financing for the Issuer following the consummation of the Transaction; and if the Transaction is consummated, be reimbursed by the surviving company for certain costs and expenses related to the Transaction.

Pursuant to the Consortium Agreement, on July 6, 2012, TPG Star Charisma Limited and the Founder Parties submitted a non-binding proposal (the “Proposal”) to the Issuer’s Board of Directors related to the proposed acquisition (the “Acquisition”) of all of the outstanding Ordinary Shares of the Issuer (including ADSs), but excluding Ordinary Shares held by the Founder Parties and the TPG Entities (the “Rollover Shares”) for cash consideration equal to between $8.50 to $9.50 per ADS ($0.47 to $0.52 per Ordinary Share), to be funded by a combination of debt and equity capital. The Rollover Shares will be cancelled for no consideration (subject to any exceptions to be agreed among the TPG Entities and the Founder Parties). TPG Star Charisma Limited and the Founder Parties have proposed to conduct customary due diligence and indicated that they are prepared to promptly negotiate and finalize definitive agreements with respect to the Acquisition.

None of the Issuer, any of the Reporting Persons or any of the TPG Entities is obligated to complete the transactions described herein, and a binding commitment with respect to the Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present Board or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the Board; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.

The description of the Proposal and the Consortium Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Proposal and the Consortium Agreement, which have been filed as Exhibit 2 and Exhibit 3, respectively, and that are incorporated herein by this reference.

Item 5. Interest in Securities of the Issuer

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a)–(b) The following disclosure assumes that there are a total of 336,645,575 Ordinary Shares outstanding as of July 6, 2012 based on information provided in the Form 6-K filed by the Issuer on May 21, 2012.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 220,445,844 Ordinary Shares of the Issuer, including 900,000 Ordinary Shares issuable to Michael Xin Hui under the terms of certain restricted share units, which constitutes approximately 65.3% of the outstanding Ordinary Shares of the Issuer.

(c) On July 3, 2012, ChemExplorer Investment Holdings Limited transferred 315,000 Ordinary Shares of the Issuer to Han Ming Tech Investment Limited without consideration. Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof other than the TPG Entities, has effected any transaction in the Issuer’s Ordinary Shares during the past 60 days. Except as set forth in this Item 5, none of the TPG Entities, to the Reporting Persons’ knowledge, has effected any transaction in the Issuer’s Ordinary Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

1.	Agreement of Joint Filing by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited and ChemExplorer Investment Holdings Ltd.

2.	Proposal Letter dated July 6 2012 from Michael Xin Hui and TPG Star Charisma Limited to the Board of Directors of ShangPharma Corporation.

3.	Consortium Agreement dated July 6, 2012, by and among Michael Xin Hui, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited and TPG Star Charisma Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2012

Michael Xin Hui	/s/ Michael Xin Hui
Michael Xin Hui

The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust	/s/ Michael Curran
Name: Michael Curran
Title: Vice President – Trust Officer
On behalf of Citicorp Trust, N.A., as trustee of The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust

The Hui Trust	/s/ Michael Curran
Name: Michael Curran
Title: Vice President – Trust Officer
On behalf of Citicorp Trust, N.A., as trustee of The Hui Trust

Hui Family Trust	/s/ Ronnie Summers
Name: Ronnie Summers
Title: Authorized Signatory
On behalf of Managecorp Limited of Portcullis TrustNet Chambers, as trustee of Hui Family Trust

ChemPartner Investment Holdings Limited	/s/ Michael Xin Hui
Name: Michael Xin Hui
Title: Director

ChemExplorer Investment Holdings Ltd.	/s/ Michael Xin Hui
Name: Michael Xin Hui
Title: Director

INDEX TO EXHIBITS

Exhibit 1	Agreement of Joint Filing by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited and ChemExplorer Investment Holdings Ltd.

Exhibit 2	Proposal Letter dated July 6 2012 from Michael Xin Hui and TPG Star Charisma Limited to the Board of Directors of ShangPharma Corporation.

Exhibit 3	Consortium Agreement dated July 6, 2012, by and among Michael Xin Hui, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited and TPG Star Charisma Limited.